UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 266th FISCAL COUNCIL'S MEETING

OF TELEFÔNICA BRASIL S.A., HELD ON AUGUST 12, 2026

1. DATE, TIME AND VENUE: On August 12, 2026, at 11:30 a.m. (São Paulo local time), held remotely, as provided for in Article 16, paragraph 1, of the Internal Rules of the Fiscal Council ("Rules") of Telefônica Brasil S.A. ("Company").

2. CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Company's Fiscal Council, who subscribe to these minutes, establishing quorum for the installation of the meeting, pursuant to Article 12, paragraph 2, of the Company's Rules. The Director of Corporate and Business Affairs, Ms. Nathalia Pereira Leite, was also present as Secretary of the Meeting.

3. AGENDA AND RESOLUTION: After reviewing and discussing the matter on the Agenda, the Fiscal Council members present at the meeting unanimously decided the following:

3.1. Proposal for the Declaration of Interest on Capital: The proposal for the declaration of Interest on Capital ("IoC") to be submitted to the Company's Board of Directors, was reviewed in the following terms:

"Proposal to declare IoC based on the balance sheet of July 31, 2026, in the gross amount of R$350,000,000.00, corresponding to R$288,750,000.001 net of withholding income tax. The gross amount of IoC per share is equivalent to R$0.109525379992, of which R$0.090358438491, 2 net of income tax.

The IoC credit will be carried out individually to the shareholders, based on the shareholding position in the Company's records at the end of August 26, 2026. After this date, the shares will be considered "ex-IoC".

1 Considers the standard tax rate of 17.5%, which may vary due to international treaties, tax immunities and exemptions, countries with favorable taxation, and privileged tax regimes.

2 Value per share calculated based on the shareholding position of July 31, 2026. Given the Company's Share Buyback Program in effect, the value per share may be subject to change, considering the Company's shareholding position to be verified on August 26, 2026.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 266th FISCAL COUNCIL'S MEETING

OF TELEFÔNICA BRASIL S.A., HELD ON AUGUST 12, 2026

The net amount of the IoC will be allocated to the mandatory minimum dividend for fiscal year ending December 31, 2026, ad referendum to the Ordinary General Meeting to be held in 2027, and the payment of these proceeds will be made by April 30, 2027, with the Company's Management being responsible for setting the exact date."

Unanimously, the members of the Fiscal Council presented a favorable opinion to the proposal, given that they consider it to be in accordance with the applicable legislation.

4. CLOSING: There being no further matter to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, August 12, 2026.

Gabriela Soares Pedercini	Sergio Barcelos Dutra de Almeida

Luciana Doria Wilson	Nathalia Pereira Leite
Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 14, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director